Exhibit (a)(1)(iv)
Form of Letter from the Company to Stockholders
in Connection with the Company’s Acceptance of Shares
CARLYLE CREDIT SOLUTIONS, INC.
c/o STATE STREET BANK AND TRUST COMPANY
1 Heritage Drive, Mailstop OHD0100
North Quincy, MA 02171
July 31, 2024
[STOCKHOLDER NAME/ADDRESS]
Dear Stockholder:
This letter serves to inform you that Carlyle Credit Solutions, Inc. (the “Company”) has received and accepted for purchase in accordance with the terms of the Company’s tender offer that expired at 11:59 p.m., New York City Time, on July 26, 2024, your tender of shares of common stock, par value $0.01 per share (the “Shares”), of the Company.
Based on the final count by State Street Bank & Trust Company, the Company’s transfer agent (the “Transfer Agent”), 789,019 Shares were properly tendered and not properly withdrawn prior to the expiration date, which was less than the maximum number of 1,909,824 Shares the Company offered to purchase pursuant to the tender offer.

Based on the final count described above, the Company accepted for purchase all 789,019 Shares that were properly tendered and not properly withdrawn pursuant to the Offer. As a result, the Company has purchased from you all of the Shares you properly tendered and did not properly withdraw pursuant to the Offer. The number of Shares that the Company has accepted for purchase in the tender offer represents approximately 1.499% of the total number of Shares outstanding as of June 30, 2024.

In accordance with the terms of the tender offer, you have been issued a non-interest bearing, non-transferable and non-negotiable promissory note (the “Note”), which is being held on your behalf by the Transfer Agent that entitles you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares as of June 30, 2024 less the 2% “early repurchase fee” applicable to Shares that have not been outstanding for at least one year.
If you have any questions (or wish to request a copy of your Note), please contact the Company’s Transfer Agent at (888) 207-9542.
Sincerely,
Carlyle Credit Solutions, Inc.